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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549


                                  FORM 12b-25


                          NOTIFICATION OF LATE FILING
                                                            --------------------
                                                              SEC File Number
                                                                 33-22169 C
                                                            --------------------
                                                               CUSIP Number
                                                                862600 10 3
                                                            --------------------

(Check One): [ ] Form 10-KSB  [ ] Form 11-K   [ ] Form 20-F
             [X] Form 10-QSB  [ ] Form N-SAR

For Period Ended: June 30, 2002

             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

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   Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
___________________________________________________________________

PART I - REGISTRANT INFORMATION

         STRANDTEK INTERNATIONAL, INC.
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Full Name of Registrant


___________________________________________________________________
Former Name if Applicable

      455 NORTH INDIAN ROCKS ROAD
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Address of Principal Executive Office (Street and Number)

      BELLEAIR BLUFFS, FLORIDA 33770
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City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

          (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition
     [X] report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed.)

The Form 10-QSB for the quarter ended June 30, 2002 of StrandTek International, Inc. (the "Company") cannot be timely filed without unreasonable effort or expense for the reasons described in this paragraph. The Company is taking much longer than anticipated to recover from the absence, due to a serious unfavorable health condition, of the senior, non officer person primarily responsible for the preparation of financial statements suitable for filing with the Securities and Exchange Commission ("Commission") and the preparation of the related text of the periodic report. Slower than anticipated increases in cash flow contribute to the situation by making difficult any temporary replacement for that person and by diverting the attention of management personnel to other matters. The Company will accordingly require extra time for the completion of the subject Form 10-QSB and its filing with the Commission.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       WILLIAM G. BUCKLES, JR.            727                 585-6333
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes [_] No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [_] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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Net sales increased $673,851 (42%) for the third 2002 fiscal quarter, from
$1,616,204 for the same quarter last year to $2,290,055. The 2002 nine-month period showed a 64% increase/decrease in net sales over the comparable period in 2001. Gross loss increased about $1,388,021 between comparable quarters, and about $1,249,319 between nine-months periods. Cost of sales as a percentage of net sales worsened to 190% from 142% for the third quarter of 2001, and from 153% for the first 2002 nine-months versus 159% for the comparable 2001 period. The cost of sales in the third 2002 quarter as a percentage of net sales was {{approximately the same as the first two quarters of fiscal 2002, but is expected to improve}} over time as production inefficiencies are corrected, the phase-in of the in-house die cutting process is completed and other measures are effected. Net loss increased by $1,409,203 between comparative quarters, to approximately $5,245,358 in the 2002 quarter, and from $11,798,103 to $12,603,150 between comparative nine months periods. The fiscal 2002 periods as against the comparable 2001 periods also showed (quarterly comparisons outside of parenthesis, and nine month comparisons within parenthesis): general and administrative expenses up 2% (up 7%), selling expenses down 36% (down 15%), and research and development down 43% (down 41%), depreciation and amortization up 11% (up 49%), and interest expenses up 6% (up 11%).

                         STRANDTEK INTERNATIONAL, INC.
           -----------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date   August 15, 2002                 By: /s/ WILLIAM G. BUCKLES, JR.
     ----------------------         --------------------------------------------
                                     William G. Buckles, Jr., Vice President and
                                                Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

     5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).

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